Exhibit 99.7

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

On October 14, 2011 (the “Closing Date”), Fly Leasing Limited (“Fly” or “we”), completed the acquisition (the “Acquisition”) of a portfolio of 49 aircraft through its purchase of Global Aviation Holdings Fund Limited, The Cecil Aviation Unit Trust, The Aviation Solutions Unit Trust, and Judbury Investments Pty. Ltd (“Judbury”) (collectively “GAAM”). The Acquisition was financed with $141.7 million of cash and the assumption of $1.2 billion of debt from six lenders. No additional shares of Fly were issued as a result of this transaction.

The unaudited pro forma financial statements have been adjusted to give effect to the Acquisition as if it had occurred as of June 30, 2011 in the case of the unaudited pro forma condensed balance sheet, or as of January 1, 2010, in the case of the unaudited pro forma condensed statements of income for the year ended December 31, 2010 and for the six months ended June 30, 2011. GAAM had a June 30 fiscal year end. To derive GAAM’s combined statement of income for the year ended December 31, 2010, we added its results of operations for the six months ended December 31, 2010 to its results for the fiscal year ended June 30, 2010, and then subtracted its results for the six months ended December 31, 2009. To derive the combined statement of income for the six months ended June 30, 2011, we subtracted its results of operations for the six months ended December 31, 2010 from its results of operations for the fiscal year ended June 30, 2011.

The unaudited pro forma financial statements are based on the historical consolidated financial statements of Fly, prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), and the historical combined financial statements of GAAM, prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, after giving effect to the business combination between Fly and GAAM on the Closing Date. Because GAAM comprises four holding companies that had common ownership, we combined their results to derive the historical combined financial statements of GAAM. Of the four, Judbury is the only holding company whose financial statements were stated in Australian Dollars. We converted its financial statements to US dollars using the exchange rate on June 30, 2011 for its balance sheet and the average exchange rates for the year ended December 31, 2010 and the six months ended June 30, 2011 for the statements of income. Certain amounts in GAAM’s historical financial statements were reclassified to be consistent with Fly’s presentation. There were no IFRS to U.S. GAAP differences. All intercompany transactions between the GAAM holding companies were eliminated in the historical combined financial statements of GAAM.

Assumptions underlying the pro forma adjustments necessary to reasonably present the unaudited pro forma financial statements are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma financial statements. The unaudited pro forma financial statements reflect the adjustments that are (1) directly attributable to the Acquisition, (2) factually supportable and (3) with respect to the pro forma statements of income, expected to have a continuing impact on our results of operations. The unaudited pro forma financial statements have been prepared based upon available information and estimates and assumptions that we believe are reasonable.

The unaudited pro forma financial statements have been prepared using the purchase method of accounting pursuant to generally accepted accounting principles in the U.S. We have recorded the assets acquired and liabilities assumed from GAAM based on our preliminary estimate of their fair values at the Closing Date. A full and detailed valuation of the assets and liabilities of GAAM is being completed and certain information and analyses remains pending at this time.

The following table summarizes the preliminary purchase price accounting performed to date, which is based on estimated fair values as of the Closing Date:

September 30,
(in millions)
Cash and cash equivalents	$28.1
Restricted cash and cash equivalents	111.8
Flight equipment held for operating leases, net	1,268.0
Other assets	22.0
Security deposits	(20.5)
Maintenance payment liabilities	(71.8)
Secured debt financings	(1,172.8)
Other liabilities	(23.1)

Net assets acquired	$141.7

Total consideration paid	$141.7

Completion of purchase price accounting is subject to the final determination of the fair values of assets acquired and liabilities assumed. Therefore, the purchase price accounting and the resulting effect on income from operations may differ materially from the unaudited pro forma amounts shown herein.

We have incurred and will continue to incur incremental expenses in connection with the Acquisition, which are not reflected in the pro forma statements of income. These expenses include closing costs of approximately $19.0 million, including a $12.5 million fee to BBAM Limited Partnership (“BBAM LP”) for arranging the Acquisition. BBAM LP, through its subsidiaries and affiliates, provides management and administrative services to Fly, including servicing of its aircraft portfolio.

In addition to the pro forma adjustments to our historical consolidated financial statements, various other factors will have an effect on our results of operations. You should read the unaudited pro forma financial statements in conjunction with the information we have filed in reports with the Securities Exchange Commission, as well as the financial statements of the companies comprising GAAM, which are included as exhibits to this report on Form 6-K/A. The unaudited pro forma financial statements are presented for illustrative purposes only and are not intended to be indicative of actual results that would have been achieved had the transactions described above actually been consummated as of the dates presented. The unaudited pro forma financial statements also should not be considered representative of our future financial condition or results of operations.

Fly Leasing Limited

Unaudited Pro Forma Combined Condensed Balance Sheet

As of June 30, 2011

(Dollar amounts in thousands)

	September 30,	September 30,	September 30,	September 30,	September 30,
	FLY Historical	Combined GAAM Historical	Pro forma Adjustments	Note	Pro forma Combined
Assets
Cash and cash equivalents	$187,544	$17,990	$(185,749)	(1)	$19,785
Restricted cash and cash equivalents	156,533	109,383	25,000	(1)	290,916
Flight equipment held for operating leases, net	1,620,285	1,495,664	(208,058)	(2)	2,907,891
Deferred tax asset, net	1,873	(6,117)	14,803	(3)	10,559
Other assets	32,780	5,142	9,101	(4)	47,023

Total assets	1,999,015	1,622,062	(344,903)		$3,276,174

Liabilities
Accounts payable and accrued liabilities	10,874	670	(1,747)	(5)	9,797
Security deposits	31,972	20,648	(344)	(6)	52,276
Maintenance payment liabilities	153,350	87,202	(18,758)	(7)	221,794
Loans from affiliates	—	377,068	(377,068)	(8)	—
Secured borrowings	1,239,816	1,243,346	(52,077)	(9)	2,431,085
Fair market value of derivative liabilities	81,024	12,522	—		93,546
Other liabilities	20,452	20,657	(1,991)	(10)	39,118

Total liabilities	1,537,488	1,762,113	(451,985)		2,847,616

Total shareholders’ equity	461,527	(140,051)	107,082	(11)	428,558

Total liabilities and shareholders’ equity	$1,999,015	$1,622,062	$(344,903)		$3,276,174

Fly Leasing Limited

Unaudited Pro Forma Combined Condensed Statement of Income

For the year ended December 31, 2010

(Dollar amounts in thousands, except per share data)

	September 30,	September 30,	September 30,	September 30,	September 30,
	FLY Historical	Combined GAAM Historical	Pro forma Adjustments	Note	Pro forma Combined
Revenues
Operating lease revenue	$219,655	$169,708	$(7,517)	(12)	$381,846
Gain on sale of aircraft	13,449	—	—		13,449
Gain on sale of option to purchase notes payable	12,501	—	—		12,501
Gain on forgiveness of debt with affiliates	—	21,313	(21,313)	(13)	—
Interest and other income	8,060	434	—		8,494

Total revenues	253,665	191,455	(28,830)		416,290

Expenses
Depreciation	84,032	69,583	(13,899)	(14)	139,716
Interest expense	75,748	63,886	17,925	(15)	157,559
Investor loans interest expense	—	31,687	(31,687)	(8)	—
Selling, general and administrative	25,413	9,905	6,839	(16)	42,157
Flight equipment impairment	—	20,803	—		20,803
Maintenance and other costs	5,598	100	—		5,698

Total expenses	190,791	195,964	(20,822)		365,933

Net income (loss) before provision for income taxes	62,874	(4,509)	(8,008)		50,357
Provision for income taxes	10,207	5,596	(6,223)	(17)	9,580

Net income (loss)	$52,667	$(10,105)	$(1,785)		40,777

Weighted average number of shares:
Basic	28,264,227				28,264,227
Diluted	28,307,971				28,307,971
Earnings per share:
Basic and Diluted	$1.86				$1.44

Fly Leasing Limited

Unaudited Pro Forma Combined Condensed Statement of Income

For the six months ended June 30, 2011

(Dollar amounts in thousands, except per share data)

	September 30,	September 30,	September 30,	September 30,	September 30,
	FLY Historical	Combined GAAM Historical	Pro forma Adjustments	Note	Pro forma Combined
Revenues
Operating lease revenue	$101,762	$82,209	$(3,758)	(12)	$180,213
Interest and other income	3,078	258	—		3,336

Total revenues	104,840	82,467	(3,758)		183,549

Expenses
Depreciation	41,565	34,304	(6,463)	(14)	69,406
Interest expense	36,896	29,214	8,286	(15)	74,396
Investor loans interest expense	—	17,015	(17,015)	(8)	—
Selling, general and administrative	13,897	3,294	1,738	(16)	18,929
Flight equipment impairment	—	12,980	—		12,980
Maintenance and other costs	3,919	—	—		3,919

Total expenses	96,277	96,807	(13,454)		179,630

Net income (loss) before provision for income taxes	8,563	(14,340)	9,696		3,919
Provision for income taxes	1,702	(3,994)	5,252	(17)	2,960

Net income (loss)	$6,861	$(10,346)	4,444		$959

Weighted average number of shares:
Basic	26,035,817				26,035,817
Diluted	26,156,264				26,156,264
Earnings per share:
Basic and diluted	$0.26				$0.04

Notes to Unaudited Pro Forma Combined Condensed Statements

(1)

In connection with the Acquisition, Fly paid cash consideration of $141.7 million and incurred transaction costs of $19.0 million. Fly also paid $25.0 million to a lender of one of GAAM’s aircraft acquisition facilities to be applied towards the repayment of amounts outstanding under the facility. This amount is held in a restricted bank account.

(2)

Represents the estimated fair value adjustment of flight equipment held for operating leases. Fly used aircraft appraisal data from various appraisers widely used by the aviation industry, as well as current market transactions to determine the fair value of flight equipment. The fair value adjustments on flight equipment held for operating leases resulted in a $208.1 million reduction to GAAM’s net book value of flight equipment held for operating leases.

(3)

Represents an adjustment to deferred tax assets for flight equipment held for operating leases, lease premiums, loan fees, security deposits, maintenance payment liabilities, debt discount and derivative liabilities.

(4)

Fly used appraisal data to determine whether GAAM’s contracted lease revenues are at market rates. Based on this analysis, Fly made an adjustment of $11.6 million, representing the estimated fair value of lease premiums of $12.1 million, reflecting the above-market leases Fly acquired, less the reversal of GAAM’s existing unamortized lease premiums of $0.4 million. In addition, GAAM’s historical unamortized loan costs totaling $2.5 million have been eliminated.

September 30,
(in thousands)
Estimated fair value of lease premiums	$12,056
Less:
Unamortized GAAM lease premiums per historical financial statements	(425)
Unamortized GAAM loan costs per historical financial statements	(2,530)

Net pro forma adjustment to other assets	$9,101

(5)	Represents the reversal of accrued transaction costs of $1.7 million reflected in Fly’s June 30, 2011 balance sheet.

(6)

Represents an adjustment of $1.4 million for the fair value of security deposits owed to lessees at the end of the lease term, and the elimination of a historical fair value adjustment of $1.1 million previously made by GAAM to its security deposits. Fair value of security deposits was calculated by discounting the amounts owed to the lessee at the end of the lease term.

(7)

In certain cases, GAAM’s leases provide for maintenance payments from the lessee based on usage. Usage is calculated based on hourly usage or cycles operated, depending on the lease agreement and is generally billed to the lessee on a monthly basis. Upon the lessee’s presentation of invoices evidencing the completion of qualifying maintenance work on the aircraft, the lessor reimburses the lessee up to a maximum amount of maintenance payments received by the lessor from the lessee during the lease term. Fly made a fair value adjustment of $19.8 million based on an estimate of the maintenance payment liabilities that are expected to be reimbursed to the lessee during the lease term. This adjustment represents the amounts that are not expected to be reimbursed to the lessee and reflects a discount applied to the amounts that are expected to be reimbursed to the lessee. In addition, a historical fair value adjustment of $1.0 million recorded by GAAM to its maintenance payment liabilities has been eliminated.

(8)

The shareholders of GAAM extended loans to GAAM to partially finance the original acquisition of aircraft. Principal and interest on the loans were payable to the shareholders. In connection with the Acquisition, Fly purchased all the outstanding loans from the shareholders as well as the borrowing entities. Once acquired by Fly, the loans are considered intercompany transactions and are eliminated upon consolidation.

(9)

Represents an adjustment made to record GAAM’s debt at fair value. The majority of GAAM’s debt was entered into during a period of favorable market conditions which provided for lower borrowing margins and higher loan-to-value ratios than are currently available. Fly calculated the net present value of GAAM’s debt using current market interest rates. Fly considered credit risk, including non-performance risk, in determining the appropriate discount rates. The resulting pro forma debt discount adjustment of approximately $52.1 million reduced the value of GAAM’s debt to approximately 96% of its current outstanding principal amount. The discount will be amortized into interest expense over the term of the respective loans using the effective interest method.

(10)	Represents the elimination of the accrued interest owed on the outstanding loan between GAAM affiliates of $2.0 million (see Note 8). The amount is eliminated upon consolidation.

(11)

Represents the elimination of GAAM’s historical shareholders’ equity of $140.1 million, the recognition of transaction costs of $17.3 million (excluding $1.7 million recognized in the six months ended June 30, 2011) and other pro forma adjustments of $15.7 million.

September 30,
(in thousands)
Reversal of GAAM’s historical shareholders’ equity	$140,051
Transaction costs	(17,253)
Other pro forma adjustments	(15,716)

Net pro forma adjustment to shareholders’ equity	$107,082

(12)	Represents the estimated increase in lease premium amortization based on the fair value adjustment for lease premiums.

(13)

Represents the reversal of a gain recorded on forgiveness by GAAM of debt from affiliates due to its redemption of a portion of debt for less than face value. Fly acquired these loans from GAAM’s affiliates in connection with the Acquisition. The transactions are eliminated upon consolidation.

(14)

The fair value of flight equipment held for operating leases is depreciated over the asset’s useful life of 25 years from the date of manufacture, using the straight-line method to the estimated residual value. Residual values are generally estimated to be 15% of the original manufacturer’s estimated realized price for the flight equipment when new.

For the year ended December 31, 2010:

September 30,
(in thousands)
Depreciation based on fair market value of flight equipment held for operating leases	$55,684
Reversal of aircraft depreciation per GAAM’s historical financial statements	(69,583)

Pro forma adjustment to depreciation	$(13,899)

For the six months ended June 30, 2011:

September 30,
(in thousands)
Depreciation based on fair market value of flight equipment held for operating leases	$27,841
Reversal of aircraft depreciation per GAAM’s historical financial statements	(34,304)

Pro forma adjustment to depreciation	$(6,463)

(15)

The amortization of the fair value adjustment of GAAM’s secured borrowings, maintenance reserve liabilities and security deposits is calculated using the effective interest method based on the expected outstanding term of each liability.

For the year ended December 31, 2010:

September 30,
(in thousands)
Amortization of fair value adjustment associated with GAAM’s secured borrowings	$17,170
Amortization of fair value adjustment associated with GAAM’s maintenance reserve reimbursements	562
Amortization of fair value adjustment associated with GAAM’s security deposit reimbursements	193

Pro forma adjustment to interest expense	$17,925

For the six months ended June 30, 2011:

September 30,
(in thousands)
Amortization of fair value adjustment associated with GAAM’s secured borrowings	$7,989
Amortization of fair value adjustment associated with GAAM’s maintenance reserve reimbursements	200
Amortization of fair value adjustment associated with GAAM’s security deposit reimbursements	97

Pro forma adjustment to interest expense	$8,286

Additionally, GAAM has interest rate swap and foreign currency swap contracts which historically have qualified for hedge accounting treatment. Fly is evaluating whether these GAAM swap contracts can continue to be designated as effective cash flow hedges. The interest and foreign currency exchange rates underlying the contracts are significantly different from current market rates and these contracts may not qualify for hedge accounting treatment. The fair value of swap contracts that do not qualify for hedge accounting treatment will be marked to market and changes will be recorded into income. The pro forma statements of income do not reflect any pro forma adjustments for any hedge ineffectiveness that may be recognized in future periods.

(16)

In connection with the acquisition, Fly amended the Management Agreement (the “Management Agreement”) with its Manager and entered into new servicing agreements with affiliates of BBAM Limited Partnership (“BBAM LP”). The servicing agreements provide that Fly will pay the servicer 3.5% of the monthly rents actually collected from the lessees, plus an administrative fee of $1,000 per month per aircraft. Fly has also agreed to make incremental annual management fee payments to the Manager of $4.0 million. The amount includes, among other things, compensation paid to the Manager’s management team in respect of services provided to Fly pursuant to the Management Agreement. The Management Agreement provides for BBAM LP to supply personnel and pay for certain overhead costs for Fly. As such the management fees and personnel costs recorded by GAAM have been reversed from its historical statements of income.

In connection with the Acquisition, Fly incurred approximately $19.0 million of legal, tax, accounting, advisory fees and other related closing costs, of which $1.7 million was expensed in Fly’s statement of income for the period ended June 30, 2011. The $1.7 million of transaction costs incurred in the six months ended June 30, 2011 have been reversed from Fly’s pro forma combined condensed statement of income because they have no continuing impact on Fly’s operations. The remaining $17.3 million of transaction costs will be expensed in the fourth quarter of 2011, and have not been included in the pro forma statements of income.

(17)	An effective tax rate of 12.5% and 30.0%, respectively, was used for pro forma adjustments applicable to members of the GAAM group domiciled in Ireland and Australia.

For the year ended December 31, 2010:

	September 30,	September 30,	September 30,
	Ireland	Australia	Total
	(in thousands)
Net income (loss) before provision for income taxes	$1,003	$(5,512)	$(4,509)
Pro forma adjustments	(18,880)	10,872	(8,008)

Pro forma net income (loss) before provision taxes	(17,877)	5,360	(12,517)
Tax rate	12.5%	30.0%

Pro forma provision for income taxes	(2,235)	1,608	(627)
Reversal of GAAM’s historical tax provision	(5,596)	—	(5,596)

Pro forma adjustment to provision for income taxes	$(7,831)	$1,608	$(6,223)

For the six months ended June 30, 2011:

	September 30,	September 30,	September 30,
	Ireland	Australia	Total
	(in thousands)
Net loss before provision for income taxes	$(11,592)	$(2,748)	$(14,340)
Pro forma adjustments	4,048	5,648	9,696

Pro forma net income (loss) before provision taxes	(7,544)	2,900	(4,644)
Tax rate	12.5%	30.0%

Pro forma provision for income taxes	(944)	870	(74)
Foreign tax rate differential on shareholder loan interest	1,332	—	1,332
Reversal of GAAM’s historical tax provision	3,994	—	3,994

Pro forma adjustment to provision for income taxes	$4,382	$870	$5,252